Exhibit 99.2

AMENDMENT TO PROMISSORY NOTE

THIS AMENDMENT (this “Amendment”) is made effective as of April 30, 2025 (the “Amendment Date”).

WHEREAS, on November 1, 2023, TITAN MINING CORPORATION (the “Corporation”), entered into a Promissory Note with AUGUSTA INVESTMENTS INC. (the “Lender”) by which the Corporation unconditionally promised to pay to the order of the Lender a principal sum of US $5,350,000, with interest on the outstanding principal amount accruing annually at the rate of 10.00%, calculated and compounded annually (the “Promissory Note”);

WHEREAS, the Corporation has repaid the Lender US $350,000 of the original principal amount, referred to as the Initiation Fee in the Promissory Note. The principal amount of the Promissory Note, less the Initiation Fee, was US $5,000,000 as of November 1, 2023;

WHEREAS, the Corporation and the Lender wish to amend the Promissory Note to extend the repayment date to November 1, 2025;

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the Corporation and the Lender agree as follows:

1.	Definitions. Capitalized words and expressions used in this Amendment but not defined herein shall have the meaning ascribed to them in the Promissory Note;

2.	Amendments to the Promissory Note. As of the Amendment Date, section 4 of the Promissory Note is hereby amended by adding, after section 4 of the Promissory Note, the following:

“Repayment Date. The Borrower will pay the outstanding Principal Amount and all accrued interest thereon to the Lender in full on or before November 1, 2025 (the “Repayment Date”).”

3.	Date of Effectiveness; Limited Effect. This Amendment becomes effective as of the Amendment Date. Except as expressly provided in this Amendment, all of the terms and provisions of the Promissory Note are and will remain in full force and effect. On and after the Amendment Date, each reference to the Promissory Note in any other agreements, documents, or instruments will mean and be a reference to the Promissory Note as amended by this Amendment.

4.	No Novation. This Amendment represents amendments made by the parties to the same and continuing indebtedness contemplated by the Promissory Note when such Promissory Note was initially issued. The Corporation and the Lender hereby agree that the amendments contemplated herein do not result in, and the parties intend that such amendments do not result in, a novation in respect of any portion of the Promissory Note, a substitution of all or any portion of the indebtedness contemplated by the Promissory Note or a discharge, rescission or extinguishment of all or any portion of the Promissory Note or the indebtedness contemplated thereunder.

5.	Miscellaneous.

a.	Further Assurances Each of the parties hereto shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Amendment and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Amendment.

b.	Governing Law and Forum. This Amendment and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Amendment and the transactions contemplated hereby shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in the Province.

c.	Headings. The headings in this Amendment are for reference only and do not affect the interpretation of this Amendment.

d.	Counterparts. This Amendment may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original but all of which taken together shall be deemed to constitute one and the same agreement. A facsimile or electronic transmission of the Amendment bearing a signature on behalf of a Party shall be legal and binding on such Party.

e.	Entire Agreement. This Amendment constitutes the entire agreement among the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings, agreements, negotiations and discussions among the parties with respect to the subject matter hereof.

[signature page follows]

IN WITNESS WHEREOF the Corporation and the Lender have executed this Amendment on the date first written above.

TITAN MINING CORPORATION

Per:	(Signed) “Rita Adani”
Name:	Rita Adani
Title:	President

AUGUSTA INVESTMENTS INC.

Per:	(Signed) “Richard Warke”
Name:	Richard Warke
Title:	Director

[Signature page to Amendment to Augusta Note]